                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                   Under the Securities Exchange Act of 1934*

                                  AdStar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00737P 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 18, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|X|      Rule 13d-1(c)

|_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13G
------------------------------------------------------------------------------
  CUSIP NO.  00737P 104                                  Page 2 of 5 Pages
           -------------                                     ----------------
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      NAMES OF REPORTING PERSON    Tribune Company

 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)   36-1880355
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,443,457 shares of Series A Preferred Stock
                          (convertible into, as of March 18, 2002, 1,443,457
      SHARES              shares of Common Stock)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             Not Applicable
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,443,457 shares of Series A Preferred Stock
                          (convertible into, as of March 18, 2002, 1,443,457
      PERSON              shares or Common Stock)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     8
                          Not Applicable
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,443,457 shares of Series A Preferred Stock (convertible into, as of March 18, 2002, 1,443,457 shares of Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      14.9% of the Common Stock issued and outstanding as of March 18, 2002 (based on 8,248,327 shares of Common Stock issued and outstanding as of March 18, 2002, plus the Common Stock issuable upon the conversion of the Series A Preferred Stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

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Item 1.           (a)      Name of Issuer:
                           --------------

                           AdStar, Inc. ("Issuer")

                  (b)      Address of Issuer's Principal Executive Offices:
                           -----------------------------------------------

                           4553 Glencoe Avenue, Suite 300
                           Marina del Rey, California 90292

Item 2.           (a)      Name of Person Filing:
                           ---------------------

                           Tribune Company ("Tribune")

                  (b)      Address of Principal Business Office:
                           ------------------------------------

                           435 N. Michigan Avenue
                           Chicago, Illinois 60611

                  (c)      Citizenship:
                           -----------

                           Tribune is a corporation incorporated under the laws of the State of Delaware.

                  (d)      Title of Class of Securities:
                           ----------------------------

                           Common Stock, $.0001 par value per share (the "Common Stock")

                  (e)      CUSIP Number:
                           ------------

                           00737P 104

Item 3.           If this Statement is Filed Pursuant to Rule 13d-1(b), or
                  --------------------------------------------------------
                  13d-2(b) or (c), Check Whether the Person Filing is a:
                  -----------------------------------------------------

                  This Statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.           Ownership:
                  ---------

                  (a)      Amount Beneficially Owned:
                           -------------------------

                           1,443,457 shares of Series A Preferred Stock, $.0001 par value per share (the "Series A Preferred Stock") (convertible into, as of March 18, 2002, 1,443,457 shares of Common Stock)

                  (b)      Percent of Class:
                           ----------------

                           14.9% as of the date of filing of this Statement (based on 8,248,327 shares of Common Stock issued and outstanding as of March 18, 2002, plus the shares of Common Stock issuable and outstanding upon the conversion of the Series A Preferred Stock)

                  (c)      Number of shares as to which such person has:
                           --------------------------------------------

                           (i)      Sole power to vote or to direct the vote:

                                    1,443,457 shares of Series A Preferred Stock
                                    (convertible into, as of March 18, 2002,
                                    1,443,457 shares of Common Stock). Shares of
                                    Series A Preferred Stock vote on an as-
                                    converted basis with Common Stock on all matters to which Common Stock is entitled to vote.

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                           (ii)     Shared power to vote or to direct the vote:

                                    0

                           (iii) Sole power to dispose or to direct the disposition of:

                                    1,443,457 shares of Series A Preferred Stock
                                    (convertible into, as of March 18, 2002,
                                    1,443,457 shares of Common Stock). Shares of
                                    Series A Preferred Stock vote on an as-
                                    converted basis with Common Stock on all matters to which Common Stock is entitled to vote.

                           (iv) Shared power to dispose or to direct the disposition of:

                                    0

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person.
                  ------

                  Not Applicable

Item 7.           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent
                  -----------------------------------------------------
                  Holding Company.
                  ---------------

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------

                  Not Applicable

Item 9.           Notice of Dissolution of Group.
                  ------------------------------

                  Not Applicable

Item 10.          Certification.
                  -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2002

                                  TRIBUNE COMPANY


                                  By:      /s/ Mark W. Hianik
                                           ---------------------------
                                  Name:    Mark W. Hianik
                                  Title:   Vice President, Assistant General
                                           Counsel and Assistant Secretary